NEWS  RELEASE
FOR  IMMEDIATE  RELEASE                           Contact:  Raymond  Brandstrom
August  7,  2003                                  Chief  Financial  Officer
                                                  (206) 298-2909

       EMERITUS REPORTS $4 MILLION IMPROVEMENT FOR SECOND QUARTER RESULTS

SEATTLE, WA, AUGUST 7, 2003 -- Emeritus Assisted Living (AMEX: ESC) (Emeritus Corporation), a national provider of assisted living and related services to senior citizens, today announced second quarter 2003 net loss to common shareholders of $932,000 compared to a net loss of $5.7 million for the second quarter 2002. Second quarter results include a gain of $1.4 million related to the Company's sale of ARV Assisted Living stock, previously announced.

Total revenue for the quarter increased $15.4 million to $49.4 million for the second quarter of 2003. The majority of this increase came from our acquisitions of a total of 32 communities in October 1, 2002 and May 1, 2003. Operating expenses increased to $46.8 million for the second quarter 2003, an increase of $11.7 million from the same quarter last year, also primarily from acquisitions. Overall, Income from operations, defined as Total Operating Revenues less Total Operating Expenses (exclusive of Interest Income, Interest Expense, and Other, Net) increased $3.7 million from a loss of $1.0 million in the second quarter of 2002 to an income of $2.6 million in the current year quarter. This increase in Income from operations was attributable to same store rate and occupancy increases, the beneficial effect of acquisitions, and an increase in third-party management fees. Increased General and Administrative costs to accommodate growth in capacity were partially offsetting.

For the six months ended June 30, 2003, the Company increased revenue by $26.4 million to $96.6 million, primarily from the acquisition of 24 communities in October 2002. Operating Expense increased by $22.2 million to $91.3 million principally from the 24-community acquisition. Overall, Income from operations, defined as Total Operating Revenues less Total Operating Expenses (exclusive of Interest Income, Interest Expense, and Other, Net) increased $4.2 million from income of $1.1 million in the six months ended June 30, 2002 to an income of $5.3 million in the current year. Interest expense increased by $724,000 to $6.5 million primarily related to refinancings in 2002 and 2003. Net loss to common shareholders decreased $5.8 million to a loss of $3.2 million for the six months.

SAME  COMMUNITY  RESULTS
Emeritus operated 59 Same Store Communities for the first quarter of both 2003 and 2002. Community Operating Income improved $1.6 million to $13.3 million from $11.7 million for the same quarter last year. This increase in Income from operations was primarily attributable to rate and occupancy increases, with operating expenses remaining flat year over year. Operating income after interest expense for the second quarter was $2.3 million compared to $924,000 for the same quarter last year.

ABOUT  THE  COMPANY
Emeritus Assisted Living is a national provider of assisted living and related services to seniors. Emeritus is one of the largest developers and operators of freestanding assisted living communities throughout the United States. These communities provide a residential housing alternative for senior citizens who need help with the activities of daily living with an emphasis on assistance with personal care services to provide residents with an opportunity for support in the aging process. Emeritus currently holds interests in 174 communities representing capacity for approximately 18,000 residents in 33 states. Emeritus's common stock is traded on the American Stock Exchange under the symbol ESC, and its home page can be found on the Internet at www.emeritus.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: A number of the matters and subject areas discussed in this report that are not historical or current facts deal with potential future circumstances, operations, and prospects. The discussion of such matters and subject areas is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from our actual future experience as a result of such factors as: the effects of competition and economic conditions on the occupancy levels in our communities; our ability under current market conditions to maintain and increase our resident charges in accordance with rate enhancement programs without adversely affecting occupancy levels; increases in interest rates that would increase costs as a result of variable rate debt; our ability to control community operation expenses, including insurance and utility costs, without adversely affecting the level of occupancy and the level of resident charges; our ability to generate cash flow sufficient to service our debt and other fixed payment requirements; our ability to find sources of financing and capital on satisfactory terms to meet our cash requirements to the extent that they are not met by operations; and making satisfactory arrangements for the continued operation of the Emeritrust communities beyond June 30, 2003, when our management agreements for those communities expire. On July 2, 2003, we executed an initial extension of management agreement with respect to the Emeritrust II communities. The management and the purchase option agreement related to the Emeritrust II communities was amended to expire October 1, 2003, which will allow us, the owners of the communities, and their lenders to consider a longer-term agreement. We continue to operate under the existing operating structure of the Emeritrust I communities on a day-to-day basis pending resolution of the terms of financing, management, and purchase option agreements. While we believe that these arrangements will be extended, we cannot guarantee that these discussions will be successful or, if the arrangements are extended, what the terms will be. If we are unsuccessful, we could lose the management fee revenue from these communities and future rights with respect to them. We have attempted to identify, in context, certain of the factors that we currently believe may cause actual future experience and results to differ from our current expectations regarding the relevant matter or subject area. These and other risks and uncertainties are detailed in our reports filed with the Securities and Exchange Commission (SEC), including our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.



                                EMERITUS CORPORATION
                  CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                    (unaudited)
                       (In thousands, except per share data)

                                               Three Months         Six Months
                                              ended June 30,       ended June 30,
                                             ---------------      ---------------
                                              2003      2002      2003      2002
                                            --------  --------  --------  --------
Revenues:
  Community revenue. . . . . . . . . . . .  $45,160   $30,294   $88,246   $62,414
  Other service fees . . . . . . . . . . .    1,041     1,095     2,035     2,095
  Management fees. . . . . . . . . . . . .    3,197     2,626     6,294     5,651
                                            --------  --------  --------  --------
          Total operating revenues . . . .   49,398    34,015    96,575    70,160
                                            --------  --------  --------  --------

Expenses:
  Community operations . . . . . . . . . .   29,785    21,084    58,430    41,646
  General and administrative . . . . . . .    5,811     4,867    11,215     9,790
  Depreciation and amortization. . . . . .    1,840     1,675     3,687     3,526
  Facility lease expense . . . . . . . . .    9,325     7,410    17,929    14,138
                                            --------  --------  --------  --------
          Total operating expenses . . . .   46,761    35,036    91,261    69,100
                                            --------  --------  --------  --------
          Income (loss) from operations. .    2,637    (1,021)    5,314     1,060

Other income (expense):
  Interest income. . . . . . . . . . . . .      173       113       328       222
  Interest expense . . . . . . . . . . . .   (3,229)   (2,852)   (6,502)   (5,778)
  Other, net . . . . . . . . . . . . . . .    1,392      (174)    1,440      (741)
                                            --------  --------  --------  --------
          Net other expense. . . . . . . .   (1,664)   (2,913)   (4,734)   (6,297)
                                            --------  --------  --------  --------

          Net income (loss). . . . . . . .      973    (3,934)      580    (5,237)

Preferred stock dividends. . . . . . . . .    1,905     1,732     3,776     3,729
                                            --------  --------  --------  --------
          Net loss to common shareholders.  $  (932)  $(5,666)  $(3,196)  $(8,966)
                                            ========  ========  ========  ========


Loss per common share - basic and diluted.  $ (0.09)  $ (0.56)  $ (0.31)  $ (0.88)
                                            ========  ========  ========  ========

Weighted average number of common shares
    outstanding - basic and diluted. . . .   10,249    10,200    10,248    10,198
                                            ========  ========  ========  ========


                            Emeritus Assisted Living
                   Same Community Statements of Operations (1)
                                 (In thousands)

                                                 Quarter Ended
                                                   June 30,
                                             --------------------
                                               2003       2002
                                             ---------  ---------
Revenue . . . . . . . . . . . . . . . . . .  $ 33,734   $ 32,204
Community operating expenses. . . . . . . .   (20,416)   (20,518)
                                             ---------  ---------
    Community operating income. . . . . . .    13,318     11,686
Depreciation & amortization . . . . . . . .    (1,521)    (1,465)
Facility lease expense. . . . . . . . . . .    (6,979)    (7,125)
                                             ---------  ---------
    Operating income. . . . . . . . . . . .     4,818      3,096
Interest expense, net . . . . . . . . . . .    (2,476)    (2,172)
                                             ---------  ---------
    Operating income after interest expense  $  2,342   $    924
                                             =========  =========


(1) Same Communities represent those communities that have been and are expected to continue to be operated by the Company on a comparable basis since January of 2002. Results exclude corporate general and administrative costs.